SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          International Absorbents Inc
                -------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
                -------------------------------------------------
                         (Title of Class of Securities)


                                    45885E203
                -------------------------------------------------
                                 (CUSIP Number)


                               Nicholas D. Gerber
                             Ameristock Corporation
                             1320 Harbor Bay Parkway
                                    Suite 145
                            Alameda, California 94502
                                 (510) 522-3336
                -------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 22, 2003
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 45885E203                                            Page 2 of 7 Pages
                                  SCHEDULE 13D


(1)  Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Ameristock Corporation,   IRS Number:  94-3227081

(2)         Check the Appropriate Box if a Member of a Group (See  Instructions)
                   (a) / /
                   (b) / /

(3)      SEC Use Only

(4)      Source of Funds
          WC, OO (client funds)

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization
          California

Number of Shares           (7)      Sole Voting Power
Beneficially                        284,429
Owned by                   (8)      Shared Voting Power
Each Reporting                      None
Person With                (9)      Sole Dispositive Power
                                    284,429
                           (10)     Shared Dispositive Power
                                    None

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      284,429

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(11)  Percent of Class Represented by Amount in Row (11)
      4.9%

(12)  Type of Reporting Person
       IA, CO

CUSIP No. 45885E203                                            Page 3 of 7 Pages
                                  SCHEDULE 13D

(1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Nicholas D. Gerber

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /

(3)      SEC Use Only

(4)      Source of Funds
         Not applicable

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization
         USA

Number of Shares           (7)      Sole Voting Power
Beneficially                        284,429
Owned by                   (8)      Shared Voting Power
Each Reporting                      None
Person With                (9)      Sole Dispositive Power
                                    284,429
                           (10)     Shared Dispositive Power
                                    None

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
         284,429

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         / /

(13)     Percent of Class Represented by Amount in Row (11)
         4.9%

(14)     Type of Reporting Person IN, HC

CUSIP No. 45885E203                                            Page 4 of 7 Pages
                                  SCHEDULE 13D


ITEM 1.  Security and Issuer.

         The securities to which this statement relates are Common Shares, no par value (the "Shares"), of International Absorbents Inc, a corporation incorporated under the laws of British Columbia, Canada (the "Issuer"). The principal executive offices of the Issuer are located at 1569 Dempsey Road, North Vancouver, British Columbia, Canada V7K 1S8.

ITEM 2  Identity and Background.

         (a), (b) and (c) This statement is being filed by Ameristock Corporation ("Ameristock") and Nicholas D. Gerber, President, director and controlling shareholder of Ameristock (collectively, the "Reporting Persons"). The principal business address of Ameristock and the business address of Mr. Gerber is 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Ameristock is a California corporation the principal business of which is serving as investment adviser to investment companies registered under the Investment Company Act of 1940 and their series. Mr. Gerber's principal occupation is President of Ameristock.

         In addition to Mr. Gerber, the directors of Ameristock are Andrew Ngim and Howard Mah, both with the business address of 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Mr. Ngim's principal occupation is Managing Director of Ameristock, and Mr. Mah's principal occupation is as a portfolio manager for Ameristock. Ameristock has no executive officers other than Mr. Gerber.

         (d) and (e) During the last five years, no person identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the natural persons identified in this Item 2 is a United States citizen.

ITEM 3  Source and Amount of Funds or Other Consideration.

Ameristock used an aggregate of $39,105.50 of the assets of an investment company series for which Ameristock Corporation serves as investment adviser (the "Fund") to purchase the 19,600 Shares that were purchased since the last filing on Schedule 13D.

ITEM 4  Purpose of Transaction.

Ameristock acquired the Shares for investment purposes for its own account or for the account of the Fund in the ordinary course of its business of investing the assets of such Fund. Ameristock is in the process of selling the Shares acquired for the account of the Fund because the price of the Shares has reached the target that Ameristock had set for the sale of such Shares on behalf of the Fund. While Ameristock currently does not have any specific plan or proposal to acquire additional securities of the Issuer, either for its own account or for the account of the Fund, or to take any other action that would

CUSIP No. 45885E203                                            Page 5 of 7 Pages
                                  SCHEDULE 13D

involve one or more of the types of transactions or have one or more of the results described in Item 4, it reserves the right to do so, as well as to lend, vote, dispose of, or otherwise deal in the Shares that it continues to own or may acquire in the future.


ITEM 5  Interest in Securities of the Issuer

         (a) and (b) As of the close of business on January 2, 2004, Ameristock has the power to vote and the power to dispose of, in the aggregate, 284,429 Shares of the Issuer, representing approximately 4.9% of the 5,761,370 common shares of the Issuer outstanding as reported in publicly available information. Ameristock is deemed to be a beneficial owner of 37,900 of those Shares for purposes of this Schedule because it has voting and dispositive power as investment adviser to the Fund.

         As the controlling shareholder of Ameristock, Mr. Gerber is deemed to have beneficial ownership of the Shares beneficially owned by Ameristock. None of Mr. Gerber, Mr. Ngim or Mr. Mah owns any Shares of the Issuer directly.

         (c) Information with respect to all sales of the Shares beneficially owned by the persons identified under Item 2 during the past 60 days is presented in the table below. There were no purchases of Shares by such persons during the past 60 days. All of the Shares that were sold were sold in transactions in the over-the-counter market.

         Date             Number of Shares Sold              Price Per Share
         ----             ---------------------              ---------------
         12/12/03          21,000                             $4.69
         12/15/03           6,600                             $4.61
         12/16/03           7,000                             $4.55
         12/17/03           1,000                             $4.55
         12/19/03           2,700                             $4.44
         12/22/03          48,000                             $4.41
         12/23/03           8,400                             $4.41
         12/24/03           5,500                             $4.40
         12/29/03           2,900                             $4.40
         12/30/03           8,000                             $4.40
         12/31/03           1,400                             $4.40
          1/02/04          10,000                             $4.40

         (d) The Fund has the right to receive all dividends from, and the proceeds from the sale of, 37,900 Shares of the Issuer beneficially owned by Ameristock. Ameristock has the right to receive all dividends from, and the proceeds from the sale of, the remaining 246,529 Shares of the Issuer of which it is beneficial owner.

         (e)      Not Applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

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CUSIP No. 45885E203                                            Page 6 of 7 Pages
                                  SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


NICHOLAS D. GERBER

Date:  January 5, 2004

  /s/ Nicholas D. Gerber
----------------------------------------
Nicholas D. Gerber





AMERISTOCK CORPORATION

Date:  January 5, 2004

  /s/ Nicholas D. Gerber
----------------------------------------
Nicholas D. Gerber
President

CUSIP No. 45885E203                                            Page 7 of 7 Pages
                                  SCHEDULE 13D

Exhibit A

Joint Filing Agreement pursuant to rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

         Each of the undersigned hereby agrees to be included in the filing of Amendment No. 1 dated January 5, 2004 to the Schedule 13D with respect to the issued and outstanding Common Shares of International Absorbents Inc. beneficially owned by each of the undersigned, respectively.

Dated: January 5, 2004

                                          NICHOLAS D. GERBER

                                            /s/ Nicholas D. Gerber
                                          -------------------------------------
                                          Nicholas D. Gerber


                                          AMERISTOCK CORPORATION

                                            /s/ Nicholas D. Gerber
                                          -------------------------------------
                                          Nicholas D. Gerber
                                          President